

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
Mr. Jeffrey Pontius
Chief Executive Officer
Corvus Gold, Inc.
Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia Canada

> **Re:** **Corvus Gold, Inc.**
> **Form S-1**
> **Filed: June 27, 2014**
> **File No.: 333-197099**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 20, 2014**
> **CIK No. 0001507964**

Dear Mr. Pontius:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your tables on page 15 and 21 to clarify your fourth fiscal quarter as appropriate.

Management's Discussion and Analysis, page 19

Current Plan of Operations, page 20

2. We note your response and your revised disclosure in response to comment 11 of our letter dated June 6, 2014. In particular, we note that your response addresses steps the company would take in order to reduce ongoing expenditures if necessary. Please revise your disclosure to reflect your response.

Liquidity and Capital Resources, page 24

3. We note your revised disclosure in response to comment 14 of our letter dated June 6, 2014 and we partially reissue the comment. Please revise to disclose how long the company can remain in operation at current funding levels. In this regard, we note your response states that you could operate through the end of fiscal 2015 but your revised disclosure states you must seek equity financing(s) prior to the end of 2015.

Condensed Interim Consolidated Balance Sheets, page F-33

4. We note the amount of total assets does not agree to the amount of total liabilities and shareholders' equity that you report in your balance sheet as of February 28, 2014. In addition, we note the amount of accumulated deficit and total shareholders' equity presented on the balance sheet do not agree with the corresponding amounts reported in your statement of changes in equity on page F-36. Please explain these inconsistencies or revise in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Jason K. Brenkert, Esq.
    Dorsey & Whitney LLP